

November 6, 2012

Via Email
Kevin D. Chapman
Chief Financial Officer
Renasant Corp.
209 Troy Street
Tupelo, Mississippi 38804-4827

Re: Renasant Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 8, 2012
Form 10-Q for the period ended June 30, 2012
Filed August 9, 2012
File No. 1-13253

Dear Mr. Chapman:

We have reviewed your filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

December 31, 2011 Form 10-K

Business, page 1

1. With regards to your first risk factor on page 14, and noting your loan portfolio change to focus on commercial mortgages instead of construction loans, revise here (or provide as trend information in the MD&A) to describe changes in economic conditions in the markets in which you operate during the periods presented by the financial statements. This might include, for example, changes in average income, unemployment, and commercial vacancy rates, etc.

Note D – Loans and the Allowance for Loan Losses, page 80

2. In your roll forward of restructured loans on page 82, you show loans reclassified to nonperforming as decreasing the balance of restructured loans. Please explain to us what this line item represents and why the balance of restructured loans decreased due the loan being classified as nonperforming. We note that loans that meet the definition of a troubled debt restructuring can be accruing or non-accruing and that banks generally include both accruing and non-accruing restructurings in their troubled debt restructuring disclosure.

June 30, 2012 Form 10-Q

Note H – Fair Value Measurements, page 26

3. Please revise future filings to provide quantitative information about the significant unobservable inputs (e.g. estimated selling costs, etc.) used in the fair value measurement for each class of your nonrecurring measurements categorized within level 3. Refer to ASC 820-10-50-2-bbb for guidance and ASC 820-10-55-103 for example disclosure.

Management's Discussion and Analysis of Financial Condition and Results
of Operations, page 36

4. Due to the significance of net interest margin on your results of operations, please revise future interim filings to include a rate/volume analysis similar to the analysis on page 12 of your December 31, 2011 Form 10-K. We note Item 303(b) of Regulation S-K.

5. We note significant discussion and analysis of your results of operations for the periods presented except for the underlying reasons for trends and changes in your credit quality. Please tell us in detail and revise future filings to provide more qualitative discussion of the trends in your credit quality and to more comprehensively bridge the gap between the changes in the credit quality of your loan portfolio and the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end.

Signature Page

6. Pursuant to the signature requirements for Form 10-K, please revise to identify the person serving in the capacity of principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at (202) 551-3474 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have any questions regarding comments on the financial statements and related matters. Please contact David Lyon at (202) 551-3421 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney